Exhibit 99.1

IceCure Highlights Clinical Data and Strong Physician Engagement for ProSense® Breast Cancer Cryoablation at EUSOBI 2026

Scientific presentations, research posters and clinical workshops featured ProSense® breast cancer cryoablation and highlighted strong physician engagement across Europe

CAESAREA, Israel, October 13, 2026 /PRNewswire/ -- IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure,” “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, announced today that ProSense® breast cancer cryoablation was featured in multiple scientific presentations, research posters and physician workshops at the European Society of Breast Imaging (“EUSOBI”) Annual Scientific Meeting 2026, held in Maastricht, the Netherlands. Featured presentations included 12-month clinical data reporting objective response rates of 97.5% among 40 patients treated with cryoablation plus endocrine therapy and 91.7% among 24 patients treated with cryoablation alone.

ProSense® was featured during two key scientific sessions at EUSOBI, reflecting clinical interest in breast cancer cryoablation in Europe. Dr. Lucía Graña-López (Lugo, Spain) presented the clinical potential of cryoablation during her presentation “Beyond Biopsy: Image-Guided Therapy in Practice” during the session “From Target to Treatment: Breast Interventions.” Dr. Francesca Pugliese (Florence, Italy) shared her findings from “Local Tumor Control in Elderly Breast Cancer Patients Ineligible for Surgery: Cryoablation Alone or Combined with Hormonal Therapy” during the session on “Advances in Image-Guided Breast Intervention and Minimally Invasive Therapy.”

The Company also hosted two well-attended clinical workshops, led by Dr. Lucía Graña-López (Lugo, Spain) and Dr. Federica Di Naro (Florence, Italy): “From Freeze to Future: Cryoablation as a New Frontier in De-Escalated Breast Cancer Care” and “Reading the Freeze: Practical Imaging Interpretation After Breast Cancer Cryoablation”. Each workshop attracted nearly 70 participants.

Two scientific posters by ProSense® users were presented: “From Initial Experience to One-Year Outcomes: Single-Center Efficacy and Safety of Percutaneous Cryoablation for Breast Lesions in Romania” by Dr. Georgiana-Cristiana Camen (Romania) and “When Enhancement Disappears: The Role of Negative CEM (Contrast Enhancement Mammography) in Predicting Histological Response After Breast Cryoablation” by Dr. Francesca Pugliese (Florence, Italy).

EUSOBI is a leading European organization dedicated to breast imaging and education, bringing together breast radiologists and other specialists from across Europe and internationally. The Annual Scientific Meeting provides a platform for the exchange of clinical knowledge, research and advances in breast imaging and treatment.

“We are thrilled by the tremendous enthusiasm and engagement ProSense® generated throughout EUSOBI,” said Eyal Shamir, Chief Executive Officer of IceCure Medical. “From live demonstrations and two key scientific sessions to two workshops attended by nearly 70 participants each, the response was outstanding. The inclusion of ProSense® in scientific posters and the presentation of encouraging 12-month clinical results further demonstrate the growing momentum behind breast cancer cryoablation and the expanding role of ProSense® in advancing minimally invasive care across Europe.”

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, as a safe and effective minimally invasive option to surgical tumor removal, with the primary focus areas being breast, kidney, bone and lung cancer. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and Asia.

ProSense® cryoablation became the first-and-only medical device cleared by the FDA for the local treatment of breast cancer in patients aged 70 years and older with biologically low-risk tumors ≤1.5 cm in size who are treated with adjuvant endocrine therapy, including patients who are not eligible for surgery.

Investor Relations:

Meir Peleg, CFO

investors@icecure-medical.com

+1-888-902-5716

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses: the potential for increased physician interest in, adoption of, and use of ProSense® and breast cancer cryoablation, including in Europe; the potential of expansion of ProSense®’s role in minimally invasive breast cancer care; and the potential for broader commercial adoption of ProSense®. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.